                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 30)(1)

                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  178666 10 3
                                  -----------
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 15, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 5 Pages)

--------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 178666 10 3            SCHEDULE 13D                Page 2 of 5 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Jack Farber
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
           PF, OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       365,510 Shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       281,778 Shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       365,510 Shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       281,778 Shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          647,288 Shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.5%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 178666 10 3            SCHEDULE 13D                Page 3 of 5 Pages

This Amendment No. 30 amends the Schedule 13D filed by Jack Farber with respect to shares of common stock, par value $.10 per share, ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

Item 5. Interest in Securities of the Issuer.

         Jack Farber may be deemed to beneficially own 647,288 shares of Common Stock (5.5% of the issued and outstanding Common Stock of CSS, based upon 11,813,294 shares issued and outstanding as of the close of business on September 30, 2003, as set forth in CSS' Form 10-Q for the quarter ended September 30, 2003). Of that amount, he has sole voting and investment power with regard to 365,510 shares of Common Stock that he owns directly and shared voting and investment power with regard to 281,778 shares of Common Stock, which consists of the following:

         o 198,303 shares of Common Stock held by a trust for the benefit of David M. Farber, Jack Farber's son, for which Jack Farber and David
            M. Farber are co-trustees (the "David Farber Trust"). A majority of the trustees of the David Farber Trust is required to vote or dispose of the shares of Common Stock owned by the David Farber Trust; and

         o 83,475 shares of Common Stock owned by trusts for the benefit of two of Jack Farber's grandchildren (together, the "Grandchildren Trusts"), for which Jack Farber's wife serves as co-trustee with his daughter.

         The shares referenced as being beneficially owned by Jack Farber do not include shares owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation"), the Farber Foundation, Inc. (the "Farber Foundation") and the Farber Family Charitable Lead Annuity Trust (the "Farber Charitable Trust"). Jack Farber, his wife, his son and his daughter are members, officers and directors of the Farber Family Foundation. Jack Farber and certain other directors and officers of CSS are members, directors or officers of the Farber Foundation. Jack Farber's daughter is the sole trustee of the Farber Charitable Trust. As a matter of policy, the Farber Foundation and the Farber Family Foundation, both of which are charitable foundations, do not vote the shares of Common Stock that they own. Jack Farber disclaims any beneficial ownership in the shares held by the Farber Foundation, the Farber Family Foundation and the Farber Charitable Trust.

         Following the date of the last transaction reported in Amendment No. 29 to Jack Farber's Schedule 13D was filed, he sold Common Stock as follows:

-------------------------------------------------------------------------------
DATE OF SALE               NUMBER OF SHARES             PRICE PER SHARE
------------               ----------------             ---------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
December 2, 2003                  200                       $29.90
-------------------------------------------------------------------------------
December 2, 2003                2,100                       $29.88
-------------------------------------------------------------------------------
December 2, 2003                  100                       $29.86
-------------------------------------------------------------------------------
December 2, 2003                  100                       $29.80
-------------------------------------------------------------------------------
December 2, 2003                  100                       $29.81
-------------------------------------------------------------------------------
December 2, 2003                  300                       $29.78
-------------------------------------------------------------------------------

                                       3
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CUSIP No. 178666 10 3            SCHEDULE 13D                Page 4 of 5 Pages

-------------------------------------------------------------------------------
DATE OF SALE               NUMBER OF SHARES             PRICE PER SHARE
------------               ----------------             ---------------
-------------------------------------------------------------------------------
December 2, 2003                  300                       $29.77
-------------------------------------------------------------------------------
December 2, 2003                  800                       $29.72
-------------------------------------------------------------------------------
December 8, 2003                  200                       $29.84
-------------------------------------------------------------------------------
December 8, 2003                  500                       $29.88
-------------------------------------------------------------------------------
December 8, 2003                  500                       $29.89
-------------------------------------------------------------------------------
December 8, 2003                  500                       $29.90
-------------------------------------------------------------------------------
December 8, 2003                  200                       $29.91
-------------------------------------------------------------------------------
December 8, 2003                1,000                       $30.00
-------------------------------------------------------------------------------
December 10, 2003                 300                       $29.72
-------------------------------------------------------------------------------
December 10, 2003               1,100                       $29.75
-------------------------------------------------------------------------------
December 10, 2003               1,000                       $29.77
-------------------------------------------------------------------------------
December 10, 2003                 700                       $29.80
-------------------------------------------------------------------------------
December 15, 2003                 100                       $30.40
-------------------------------------------------------------------------------
December 15, 2003                 300                       $30.29
-------------------------------------------------------------------------------
December 16, 2003                 200                       $29.88
-------------------------------------------------------------------------------
December 16, 2003               2,900                       $29.90
-------------------------------------------------------------------------------
December 16, 2003                 800                       $29.91
-------------------------------------------------------------------------------
December 16, 2003                 500                       $29.92
-------------------------------------------------------------------------------
December 16, 2003                 400                       $29.93
-------------------------------------------------------------------------------
December 16, 2003                 800                       $29.95
-------------------------------------------------------------------------------

         All of these sales were effected pursuant to a plan intended to comply with Rule 10b5-1(c).

         In addition, on December 15, 2003, Jack Farber contributed 965,151 shares to The Jack Farber 2003 Irrevocable Trust dated December 15, 2003, of which he is the sole beneficiary. Also on December 15, 2003, Jack Farber's wife contributed 351,042 shares to The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003, of which she is the sole beneficiary. Ellen B. Kurtzman, Jack Farber's daughter, is the sole trustee of these trusts, and Jack Farber disclaims beneficial ownership in the shares held by these trusts.

         In Amendment No. 29 to his Schedule 13D, Jack Farber reported that he sold 1,000 shares of Common Stock at $29.90 per share on December 1, 2003. The price per share for 500 of the shares was erroneously reported, and only 500 shares were sold at $29.90 per share; the other 500 shares were sold at $29.92 per share.

CUSIP No. 178666 10 3            SCHEDULE 13D                Page 5 of 5 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        JACK FARBER
                                                        --------------------
                                                        Jack Farber


Date: December 18, 2003


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